SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549

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                                   FORM 6-K

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                       REPORT OF FOREIGN PRIVATE ISSUER
                     PURSUANT TO RULE 13a-16 OR 15d-16 OF
                      THE SECURITIES EXCHANGE ACT OF 1934


                             For December 29, 2005


                                 CNOOC Limited

                (Translation of registrant's name into English)

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                                  65th Floor
                              Bank of China Tower
                                One Garden Road
                              Central, Hong Kong
                   (Address of principal executive offices)

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(Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F)



                Form 20-F   X                Form 40-F
                            ---------                     ----------


(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)


                Yes                          No           X
                            ---------                     ----------


(If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A.)



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Company Announcement
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                                [LOGO OMITTED]
                                CNOOC Limited
                     [COMPANY NAME IN CHINESE CHARACTERS]
(Incorporated in Hong Kong with limited liability under the Companies Ordinance)
                               (Stock Code: 883)

                                 ANNOUNCEMENT

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  The Circular, at pages 32 to 33, contains a letter of recommendation from the
Independent Board Committee. The letter names all independent non-executive Directors as members of the Independent Board Committee. Mr Kenneth S.
Courtis, an independent non-executive Director, participated in the Independent Board Committee process, but due to a conflicting travel schedule he was prevented from attending the last Independent Board Committee meeting prior to the dispatch of the Circular. The Company therefore clarifies that the letter of recommendation from the Independent Board Committee referred to above was unanimously approved by all independent non-executive Directors save for Mr Kenneth S. Courtis, who was absent from the last Independent Board Committee meeting.
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The Company refers to the circular dated 10 December 2005 (the "Circular")
pursuant to which the Second EGM to be held on 31 December 2005 has been convened for the purpose of considering approval of the Supplemental Agreement in relation to certain amendments to the Existing Non-Compete Undertaking, the Revised Cap for the "technical services" category of continuing connected transaction, the Non-Exempt Continuing Connected Transactions (including the Proposed Caps) and adoption of the New Share Option Scheme. Unless otherwise specified in this announcement, terms used herein shall have the same meanings as defined in the Circular.

The Circular, at pages 32 to 33, contains a letter of recommendation from the Independent Board Committee. The letter names all independent non-executive Directors as members of the Independent Board Committee. Mr Kenneth S. Courtis, an independent non-executive Director, participated in the Independent Board Committee process, but due to a conflicting travel schedule he was prevented from attending the last Independent Board Committee meeting prior to the dispatch of the Circular. The Company therefore clarifies that the letter of recommendation from the Independent Board Committee referred to above was unanimously approved by all independent non-executive Directors save for Mr Kenneth S. Courtis, who was absent from the last Independent Board Committee meeting.

As at the date of this announcement, the Board comprises the following:

  Executive Directors                   Independent non-executive Directors
  Fu Chengyu (Chairman)                 Sung Hong Chiu
  Luo Han                               Kenneth S. Courtis
  Zhou Shouwei                          Evert Henkes
  Cao Xinghe                            Tse Hau Yin, Aloysius
  Wu Zhenfang                           Lawrence J. Lau
  Wu Guangqi
  Yang Hua

                                                       By Order of the Board
                                                           CNOOC Limited
                                                             Cao Yunshi
                                                         Company Secretary

Hong Kong, 28 December 2005



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                                  SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, as amended, the registrant has duly caused this report on Form 6-K to be signed on its behalf by the undersigned, thereunto duly authorized.

                                      CNOOC Limited


                                      By: /s/ Cao Yunshi
                                          -----------------------------
                                          Name:   Cao Yunshi
                                          Title:  Company Secretary

Dated: December 29, 2005



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